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Bubble Wrapp

Hobby Shop

2 Westport Rd
Kansas City, MO 64111
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
Bubble Wrapp is seeking investment to expand operations by opening its first location in St. Louis, which will join Bubble Wrapp's existing Kansas City location.
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"What" is Bubble Wrapp:

US-based retailer offering innovative, first-to-market, and exclusive art toys, plushies, prints, pins, stickers, and more that has established an approachably priced, everyone-is-welcome, unique experience for collectors.

The Opportunity

We want to bring Bubble Wrapp and our one-of-a-kind experience to the masses by building off of our success in Kansas City, MO by expanding our connection to a new community of collectors in St. Louis, MO.

Why we are looking for funding

As a creative business in a creative industry that is built on community, we want to get our local community involved, invigorated, and invested in their local Bubble Wrapp.

By participating in a crowdfunding campaign, we can ensure that our newest community members feel an immediate connection to their local store and that the approachably priced, everyone-is-welcome, unique experience is one that they helped build.

We always say that 'there is no us, without you', so this is wonderful way to share the growth journey with those that will enjoy the end results, too.

THE TEAM
Nate
Co-CEO/COO

Organizer of chaos, processor of orders, and all around King of Collector administrative duties

Kitty
Co-CEO/CMO

Selector of products, retail display visionary, and all around Queen of Collector management

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2021
Founded

5
Employees
$71.67
Average Ticket Size
$9,000
Cash on Hand
534 sq. ft.
Floor Space
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PRESS
IN the Know: Everything That's Opened in the Last Month (November Edition) - In Kansas City

We're all about local at IN Kansas City, so we keep close tabs on the constantly evolving local business scene. Whether you're searching for a new restaurant to try, a place to update your wardrobe, a spot to find home decor or artwork, or a nightlife experience, we've got the latest on what's new in...

Bubble Wrapp KC: Where Indie Art and Toys Come Together

Some people think toys are just for kids — chunks of cheap plastic made to fill a landfill someday. But Kitty and Nate, owners of Bubble Wrapp KC, see things differently; to them, toys are works of art.   Having just opened in October, Bubble Wrapp brings the exciting world of designer toys to Kansas City....

Hope House celebrates 40th anniversary with "Passport to Hope" discount program

Hope House passport. // Courtesy Hope House Launched by local anti-domestic violence nonprofit, Hope House, in tandem with International Women's History Month, the "Passport to Hope" program offers supporters the opportunity to purchase a $20 booklet featuring discounts at 26 female-owned shops and businesses (listed below) and redeemable through the end of 2023. All proceeds from this purchase will go...

ELEMENT TEN

Podcast episode featuring Dylan and Olivia, the brother-sister duo behind many signs around Kansas City, including Bubble Wrapps iconic exterior signange.

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BUBBLE WRAPP KC IMAGES
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BUBBLE WRAPP CAPITAL RAISE DECK
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Q&A
What is your background? How did you get into the industry?

We started collecting, as kids. Nate collected LEGO, GI Joe, Micro Machines, Pokemon cards and Kitty collected Barbie. We met in 2006 and rekindled our collecting together when we discovered Tokidoki and Simone Legnos' work circa 2008/2009. It immediately spoke to us, with Adios and Ciao Ciao occupying a special place in our hearts to this day. We have always purchased what makes us happiest, even if it isn't the trendiest or most hype product currently. When we chose to start Bubble Wrapp, we vowed to always maintain that stance to ensure authenticity and the highest quality experience for collectors.

Why are you raising capital and why is now a good time?

We want to bring Bubble Wrapp and our one-of-a-kind experience to the masses by building off of our success in Kansas City, MO by expanding our connection to a new community of collectors in St. Louis, MO.

What are the main challenges for this businesses?

Awareness of value. What differentiates a product from being $10 versus $100? Even if they're the same size? It's the quality of materials, the production total (literally how many of X were produced), the designer and IP house that generated it, etc. All these things play a role in valuations of new products. New collectors starting out on their journey struggle to justify values or the worth of a product. We always try to educate collectors and ultimately steer them towards what makes them happiest, not just what generates the most revenue.

What is your background? How did you get into the industry?

We started collecting, as kids. Nate collected LEGO, GI Joe, Micro Machines, Pokemon cards and Kitty collected Barbie. We met in 2006 and rekindled our collecting together when we discovered Tokidoki and Simone Legnos' work circa 2008/2009. It immediately spoke to us, with Adios and Ciao Ciao occupying a special place in our hearts to this day. We have always purchased what makes us happiest, even if it isn't the trendiest or most hype product currently. When we chose to start Bubble Wrapp, we vowed to always maintain that stance to ensure authenticity and the highest quality experience for collectors.

Why are you raising capital and why is now a good time?

We want to bring Bubble Wrapp and our one-of-a-kind experience to the masses by building off of our success in Kansas City, MO by expanding our connection to a new community of collectors in St. Louis, MO.

What are the main challenges for this businesses?

Awareness of value. What differentiates a product from being $10 versus $100? Even if they're the same size? It's the quality of materials, the production total (literally how many of X were produced), the designer and IP house that generated it, etc. All these things play a role in valuations of new products. New collectors starting out on their journey struggle to justify values or the worth of a product. We always try to educate collectors and ultimately steer them towards what makes them happiest, not just what generates the most revenue.

What is your background? How did you get into the industry?

We started collecting, as kids. Nate collected LEGO, GI Joe, Micro Machines, Pokemon cards and Kitty collected Barbie. We met in 2006 and rekindled our collecting together when we discovered Tokidoki and Simone Legnos' work circa 2008/2009. It immediately spoke to us, with Adios and Ciao Ciao occupying a special place in our hearts to this day. We have always purchased what makes us happiest, even if it isn't the trendiest or most hype product currently. When we chose to start Bubble Wrapp, we vowed to always maintain that stance to ensure authenticity and the highest quality experience for collectors.

Why are you raising capital and why is now a good time?

We want to bring Bubble Wrapp and our one-of-a-kind experience to the masses by building off of our success in Kansas City, MO by expanding our connection to a new community of collectors in St. Louis, MO.

What are the main challenges for this businesses?

Awareness of value. What differentiates a product from being $10 versus $100? Even if they're the same size? It's the quality of materials, the production total (literally how many of X were produced), the designer and IP house that generated it, etc. All these things play a role in valuations of new products. New collectors starting out on their journey struggle to justify values or the worth of a product. We always try to educate collectors and ultimately steer them towards what makes them happiest, not just what generates the most revenue.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Securing and prepaying 6 months of retail lease $7,500
Store infrastructure buildout $30,000
Inventory purchase $18,450
Mainvest Compensation $4,050
Total $60,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $280,000 $494,000 $615,000 $780,000 $1,004,000
Cost of Goods Sold $182,000 $321,100 $399,750 $507,000 $652,600
Gross Profit $98,000 $172,900 $215,250 $273,000 $351,400

EXPENSES

KC Rent $10,716 $10,716 $10,716 $10,716 $10,716
STL Rent $14,400 $14,400 $14,400 $14,400 $14,400
Marketing & Ads $2,400 $2,400 $2,400 $2,400 $2,400
Internet $3,600 $3,690 $3,782 $3,876 $3,972
Utilities $3,960 $4,059 $4,160 $4,264 $4,370
Security $1,200 $1,230 $1,260 $1,291 $1,323

Wages $20,800 $21,320 $21,853 $22,399 $22,958

Operating Profit $40,924 $115,085 $156,679 $213,654 $291,261

This information is provided by Bubble Wrapp. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $60,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends May 1st, 2023

Summary of Terms

Legal Business Name Bubble Wrapp Toys

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2.5%-5.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2029

Financial Condition

Historical milestones

Bubble Wrapp has been operating since February 2021 and has since achieved the following milestones:

Opened e-commerce only, based in Nashville, TN in February 2021

Opened brick-and-mortar location, after relocating, in Kansas City, MO in October 2022

Achieved revenue of $131k in 2021, which then grew to $224k in 2022, with projected sales of over $300k for 2023.

Had Cost of Goods Sold (COGS) of $87k, which represented gross profit margin of 33% in 2021. COGS were then $150k the following year, which implied gross profit margin of 33%, and projected COGS of $192k for 2023 which implied gross profit margin of 36%.

Achieved profit of $44k in 2021, which then grew to $74k in 2022, with projected profit of $108k in 2023.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Bubble Wrapp forecasts the following milestones:

Secure lease in St. Louis, MO by August, 2023.

Hire for the following positions by January 2024: Store Management Support, Lead Collector Specialist, Collector Specialist

Achieve $200k revenue per year by 2024.

Achieve $50k profit per year by 2024.

Financial liquidity

Bubble Wrapp has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Bubble Wrapp expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bubble Wrapp to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bubble Wrapp operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bubble Wrapp competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bubble Wrapp's core business or the inability to compete successfully against the with other competitors could negatively affect Bubble Wrapp's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bubble Wrapp's management or vote on and/or influence any managerial decisions regarding Bubble Wrapp. Furthermore, if the founders or other key personnel of Bubble Wrapp were to leave Bubble Wrapp or become unable to work, Bubble Wrapp (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bubble Wrapp and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bubble Wrapp is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bubble Wrapp might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bubble Wrapp is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bubble Wrapp

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bubble Wrapp's financial performance or ability to continue to operate. In the event Bubble Wrapp ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bubble Wrapp nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bubble Wrapp will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bubble Wrapp is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bubble Wrapp will carry some insurance, Bubble Wrapp may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bubble Wrapp could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bubble Wrapp's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bubble Wrapp's management will coincide: you both want Bubble Wrapp to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bubble Wrapp to act conservative to make sure they are best equipped to repay the Note obligations, while Bubble Wrapp might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bubble Wrapp needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bubble Wrapp or management), which is responsible for monitoring Bubble Wrapp's compliance with the law. Bubble Wrapp will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bubble Wrapp is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bubble Wrapp fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bubble Wrapp, and the revenue of Bubble Wrapp can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bubble Wrapp to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Bubble Wrapp is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Bubble Wrapp is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Bubble Wrapp. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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